UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

_____________________

MSC Industrial Direct  Co., Inc.

(Exact name of registrant as specified in its charter)

New York	1-14130
(State or other jurisdiction of incorporation)	(Commission File Number)

515 Broadhollow Road, Suite 1000, Melville, New York	11747
(Address of principal executive offices)	(Zip Code)

Neal Dongre
Vice President,
General Counsel and Corporate Secretary
(516) 812-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

x  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

The Conflict Minerals Report of MSC Industrial Direct Co., Inc. (“MSC”) is filed as Exhibit 1.01 to this report on Form SD. MSC’s determination and related disclosures relating to its reasonable country of origin inquiry, as the term is used in Item 1.01 of Form SD, and materials that may come from recycled and scrap sources are included in MSC’s Conflict Minerals Report and incorporated by reference herein. The Conflict Minerals Report is available on our website at http://investor.mscdirect.com/index.php?s=127.

The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report of MSC Industrial Direct Co., Inc., dated May 20, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MSC INDUSTRIAL DIRECT CO., INC.
By:	/s/ Neal Dongre	May 20, 2022
Name:	Neal Dongre	Date
Title:	Vice President, General Counsel and Corporate Secretary